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June 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton or Andrew Blume

Re:	Turning Point Brands, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K Filed May 2, 2024 File No. 001-37763

Dear Ms. Singleton and Mr. Blume:

This letter confirms that Turning Point Brands, Inc. (the “Company”) has received your letter, dated May 30, 2024 (the “Letter”), and as discussed with Ms. Beverly Singleton, the Company intends to respond to the Letter on or before June 21, 2024.

Please don’t hesitate to contact Brett D. Nadritch of Milbank LLP at (212)-530-5301 with any questions.

Sincerely,

/s/ Brett D. Nadritch
Brett D. Nadritch

CC:	Andrew Flynn, Chief Financial Officer
Brittani N. Cushman, General Counsel and Corporate Secretary
Brian Wigginton, Chief Accounting Officer